Filed Pursuant to Rule 433

Registration No. 333-202524

July 1, 2016

FREE WRITING PROSPECTUS

(To Prospectus dated March 5, 2015,

Prospectus Supplement dated March 5, 2015 and

ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Averaging Notes

▶	Averaging Notes Linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF

▶	Maturity of approximately 7 years

▶	Minimum Return of 2.00% to 4.00% (to be determined on the Pricing Date) if the Average Closing Price of the Reference Asset on the quarterly observation dates over the term of the Notes is at or below the Minimum Return

▶	Exposure to any positive average return of the Reference Asset above the Minimum Return

▶	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Averaging Notes (each a “Note” and collectively the “Notes") will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying ETF Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-16 of this free writing prospectus.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $900 and $950 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page FWP-4 and “Risk Factors” beginning on page FWP-7 of this document for additional information.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement, and page S-1 of the accompanying ETF Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000
Total

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-16 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.

Averaging Notes

Linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF

Indicative Terms
Principal Amount	$1,000 per Note
Reference Asset	The PowerShares® S&P 500® Low Volatility Portfolio ETF (“SPLV”)
Term	Approximately 7 years
Reference Return	Average Closing Price – Initial Price Initial Price
Payment at Maturity per Note	You will receive the greater of: a) $1,000 + ($1,000 × Reference Return); and b) $1,000 + ($1,000 × Minimum Return)
Initial Price	The Official Closing Price of the Reference Asset on the pricing date.
Average Closing Price	The arithmetic average of the Official Closing Price of the Reference Asset on each of the Observation Dates.
Minimum Return	2.00% to 4.00% (to be determined on the Pricing Date)
Trade Date	July 26, 2016
Pricing Date	July 26, 2016
Original Issue Date	July 29, 2016
Final Valuation Date	July 26, 2023
Maturity Date	July 31, 2023
Observation Dates	See page FWP-4
CUSIP/ISIN	40433UQV1 / US40433UQZV16

The Notes

The Notes provide an opportunity for exposure to any positive returns above the Minimum Return if the average of the closing prices of the Reference Asset on each of the quarterly Observation Dates over the term of the Notes is higher than the Minimum Return. If the Average Closing Price of the Reference Asset is equal to or less than the Minimum Return, you will receive the Minimum Return, subject to the credit risk of HSBC.

The offering period for the Notes is through July 26, 2016

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Features of Quarterly Averaging

▶	The return on securities with quarterly averaging, such as the Notes, may be less volatile compared to securities where the return is fixed from point to point. However, the effect of the quarterly averaging may reduce the return on the Notes under certain market conditions.
▶	As compared with the point to point payoff method, a quarterly averaging payoff method may yield a higher final return in the event the Reference Asset increases over the term of the Notes but declines near the end. However, it may yield a lower final return in the event that the Reference Asset declines over most of the term of the Notes but increases near the end.
▶	Averaging will not reflect the full performance of the Reference Asset if the Reference Asset steadily increases over the term of the Notes.

Information About the Reference Asset

The PowerShares® S&P 500® Low Volatility Portfolio ETF (“SPLV”)

The SPLV seeks investment results that generally correspond (before fees and expenses) to the price and yield of the S&P 500® Low Volatility Index (the “Underlying Index”).

The Underlying Index measures the performance of the 100 least volatile stocks over the previous year in the S&P 500® Index. It is designed to serve as a benchmark for low volatility strategies in the U.S. stock market.

Source: Bloomberg Professional® service

The SPLV was launched on May 6, 2011. The graph above illustrates the historical performance of the of the SPLV based on the daily historical closing prices from May 6, 2011 through June 27, 2016, as reported on the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the SPLV, please see “PowerShares® S&P 500® Low Volatility Portfolio ETF (“SPLV”)” on page FWP-13 of this free writing prospectus. For more information about the Underlying Index, please refer to the fact sheet: http://www.sec.gov/Archives/edgar/data/83246/000114420413039121/v349832_fwp.htm

Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset or the Underlying Index.

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HSBC USA Inc. Averaging Notes

Linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF

The offering of Notes will have the terms described in this free writing prospectus and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the PowerShares® S&P 500® Low Volatility Portfolio ETF (the “Reference Asset”). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The PowerShares® S&P 500® Low Volatility Portfolio ETF (Ticker: SPLV)
Trade Date:	July 26, 2016
Pricing Date:	July 26, 2016
Original Issue Date:	July 29, 2016
Final Valuation Date:	July 26, 2023, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be July 31, 2023. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.
Observation Dates:	The 26th calendar day of each January, April, July and October, commencing October 26, 2016, up to and including the Final Valuation Date. There will be a total of 28 Observation Dates over the term of the Notes. If a scheduled Observation Date is not a scheduled trading day, the next scheduled trading day shall be such Observation Date. The Observation Dates are subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying ETF Underlying Supplement.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: Average Closing Price – Initial Price Initial Price
Minimum Return:	2.00% to 4.00% (to be determined on the Pricing Date).
Payment at Maturity per Note:	You will receive the greater of: a) $1,000 + ($1,000 × Reference Return); and b) $1,000 + ($1,000 × Minimum Return)
Initial Price:	The Official Closing Price (as defined below) on the Pricing Date, as determined by the calculation agent.
Average Closing Price:	The arithmetic average of the Official Closing Price of the Reference Asset on each of the quarterly Observation Dates.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the closing price displayed on the Bloomberg Professional® service page “SPLV UP <EQUITY>”, or on any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433UQV1 / US40433UQV16
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

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GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-7 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▶	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Payment at Maturity, which is an amount in cash, described below:

You will receive the greater of:

a) $1,000 + ($1,000 × Reference Return); and

b) $1,000 + ($1,000 × Minimum Return)

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuer

Invesco PowerShares Capital Management LLC, is the reference issuer.

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INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You seek an investment with returns linked to the potential positive average performance of the Reference Asset and you believe the price of the Reference Asset will increase over the term of the Notes.

▶	You are comfortable receiving only the Minimum Return at maturity if the Reference Return is below the Minimum Return of 2.00% to 4.00% (to be determined on the Pricing Date).

▶	You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or on the stocks held by the Reference Asset.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶	You do not seek current income from your investment.

▶	You do not seek an investment for which there is an active secondary market.

▶	You are willing to hold the Notes to maturity.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You are unwilling to receive only the Minimum Return at maturity if the Reference Return is at or below the Minimum Return of 2.00% to 4.00% (to be determined on the Pricing Date).

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You prefer to receive the dividends or other distributions paid to holders of the Reference Asset or on the stocks held by the Reference Asset.

▶	You seek current income from your investment.

▶	You seek an investment for which there will be an active secondary market.

▶	You are unable or unwilling to hold the Notes to maturity.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

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Risk Factors

We urge you to read the section “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset or any of the stocks included in the Underlying Index. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶	“— Risks Relating to All Note Issuances” in the prospectus supplement; and

▶	“— General Risks Related to Index Funds” in the ETF Underlying Supplement.

Your payments on the Notes may be limited to the Minimum Return

If the Reference Return is less than or equal to the Minimum Return, your return on the Notes will be limited to the Minimum Return. The payment on the Notes may also not be significantly in excess of the Minimum Return, and accordingly, may be less than the return of a conventional debt security that we may issue with a comparable maturity. Any return that you receive on the Notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money, including inflation.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Because the Average Closing Price is based on an average of the Official Closing Prices of the Reference Asset on each Observation Date throughout the term of the Notes, the Average Closing Price may be less than the Official Closing Price of the Reference Asset on the Final Valuation Date.

Because the Average Closing Price is calculated by reference to an average of the Official Closing Prices of the Reference Asset on various Observation Dates throughout the term of the Notes, the Average Closing Price, as so calculated, may be less than the Official Closing Price of the Reference Asset on the Final Valuation Date. As a result, the Payment at Maturity you receive may be less than the return you would receive if the Payment at Maturity was based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date. This difference could be particularly large if there is a significant increase in the Official Closing Price of the Reference Asset during the latter portion of the term of the Notes. Additionally, the secondary market value of the Notes, if such a market exists, will be impacted by the Official Closing Price of the Reference Asset on any previous Observation Dates, in that those prices will impact the amount payable at maturity.

The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than on the Observation Dates.

The Average Closing Price will be based on the Official Closing Prices of the Reference Asset on each of the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Reference Asset appreciates during the term of the Notes on days other than the Observation Dates, but then decreases on one or more of the Observation Dates, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Average Closing Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on each of the Observation Dates.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Reference Asset and the Underlying Index have limited actual historical information.

The Reference Asset was created in May 2011 and the Underlying Index was created in April 2011.  Because both the Reference Asset and the Underlying Index are of recent origin and limited actual historical performance data exists with respect to them, your investment in the Notes may involve a greater risk than investing in securities linked to an ETF with a more established record of performance. Past performance of the Reference Asset and Underlying Index are not indicative of future results.

A low volatility index may be volatile.

While the Underlying Index has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so. It is also possible that the features of the Underlying Index designed to address the effects of volatility will instead adversely affect the return of the Reference Asset and, consequently, the return on the Notes.

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Owning the Notes is not the same as owning the Reference Asset or the stocks included in the Underlying Index.

The return on the Notes may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the Underlying Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset or the stocks included in the Underlying Index would have.

Changes that affect the Reference Asset or the Underlying Index may affect the price of the Reference Asset and the market value of the Notes and the amount you will receive at maturity.

The policies of the reference issuer or S&P Dow Jones Indices LLC (the “Index Sponsor”), the index sponsor of the Underlying Index, concerning additions, deletions and substitutions of the constituents comprising the Reference Asset or the Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the Reference Asset or the Underlying Index may affect the price of the Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the Reference Asset or the Underlying Index, as applicable, could also affect the price of the Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset or the Underlying Index, as applicable. Any such actions could affect the price of the Reference Asset and the value of the Notes.

The performance and market value of the Reference Asset during periods of market volatility may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts owed to you under the terms of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements,

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if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 13 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” below and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

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Illustrative Examples

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Average Closing Price of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price of the Reference Asset used in the illustrations below is not expected to be the actual Initial Price of the Reference Asset. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the Notes, the Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table and examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return” below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the Notes.

The following table and examples assume the following:

▶	Principal Amount:	$1,000

▶	Hypothetical Initial Price*:	$35.00

▶	Hypothetical Minimum Return:	3.00% (the actual Minimum Return will be determined on the Pricing Date and will be between 2.00% and 4.00%)

*The actual Initial Price will be determined on the Pricing Date.

Hypothetical Average Closing Price ($)	Hypothetical Reference Return	Hypothetical Total Return
70.00	100.00%	100.00%
63.00	80.00%	80.00%
56.00	60.00%	60.00%
49.00	40.00%	40.00%
45.50	30.00%	30.00%
42.00	20.00%	20.00%
38.50	10.00%	10.00%
36.75	5.00%	5.00%
36.05	3.00%	3.00%
35.35	1.00%	3.00%
35.00	0.00%	3.00%
34.65	-1.00%	3.00%
34.30	-2.00%	3.00%
33.25	-5.00%	3.00%
31.50	-10.00%	3.00%
28.00	-20.00%	3.00%
24.50	-30.00%	3.00%
21.00	-40.00%	3.00%
14.00	-60.00%	3.00%
7.00	-80.00%	3.00%
0.00	-100.00%	3.00%

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The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Asset increases over the term of the Notes.

OBSERVATION DATES	OFFICIAL CLOSING PRICES ($)
INITIAL PRICE:	35.00
Quarter 1	35.10
Quarter 2	35.17
Quarter 3	35.32
Quarter 4	35.43
Quarter 5	35.57
Quarter 6	35.69
Quarter 7	35.91
Quarter 8	35.99
Quarter 9	36.09
Quarter 10	36.22
Quarter 11	36.44
Quarter 12	36.62
Quarter 13	36.69
Quarter 14	36.82
Quarter 15	36.88
Quarter 16	36.96
Quarter 17	37.00
Quarter 18	37.08
Quarter 19	37.27
Quarter 20	37.43
Quarter 21	37.59
Quarter 22	37.87
Quarter 23	38.01
Quarter 24	38.16
Quarter 25	38.36
Quarter 26	38.57
Quarter 27	38.72
Quarter 28 (Final Valuation Date)	38.84
Average Closing Price:	36.85
Reference Return:	5.29%
Total Return:	5.29%

In this example, the total return you would receive is 5.29%.

If the Reference Return is greater than the Minimum Return, the Payment at Maturity per $1,000 Principal Amount of Notes will equal $1,000 + ($1,000 x Reference Return). Accordingly, the Payment at Maturity in this example would equal $1,000 plus $1,000 times 5.29%, or $1,052.90.

Example 1 shows that where the Reference Return is greater than the Minimum Return, the investor will be paid a return based on the Reference Return.

In addition, Example 1 shows that the Average Closing Price may be less than the Official Closing Price on the Final Valuation Date. In that case the Payment at Maturity does not reflect the full performance of the Reference Asset during the term of the Notes (i.e., does not reflect the full performance measured as the difference between the Initial Price and the Official Closing Price on the Final Valuation Date).

FWP-11

Example 2: The Reference Asset declines over the term of the Notes.

OBSERVATION DATES	OFFICIAL CLOSING PRICES ($)
INITIAL PRICE:	35.00
Quarter 1	34.87
Quarter 2	34.77
Quarter 3	34.60
Quarter 4	34.38
Quarter 5	34.31
Quarter 6	34.05
Quarter 7	34.01
Quarter 8	33.82
Quarter 9	33.67
Quarter 10	33.46
Quarter 11	33.41
Quarter 12	33.27
Quarter 13	33.19
Quarter 14	33.11
Quarter 15	33.02
Quarter 16	32.88
Quarter 17	32.68
Quarter 18	32.56
Quarter 19	32.43
Quarter 20	32.17
Quarter 21	32.12
Quarter 22	32.02
Quarter 23	31.88
Quarter 24	31.70
Quarter 25	31.49
Quarter 26	31.36
Quarter 27	31.27
Quarter 28 (Final Valuation Date)	31.16
Average Closing Price:	32.99
Reference Return:	-5.74%
Hypothetical Total Return:	3.00%

In this example, the total return you would receive is the hypothetical Minimum Return of 3.00%.

If the Reference Return is less than or equal to the Minimum Return of 2.00% to 4.00% (to be determined on the Pricing Date), the Payment at Maturity per $1,000 Principal Amount of Notes will be equal to the Minimum Return.

FWP-12

The PowerShares® S&P 500® Low Volatility Portfolio ETF (“SPLV”)

Description of the SPLV

We have derived all information contained in this free writing prospectus regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Invesco PowerShares Capital Management LLC (“PowerShares”). The Reference Asset is an investment portfolio maintained and managed by PowerShares. The Reference Asset is an exchange traded fund (“ETF”) that trades on the NYSE Arca under the ticker symbol “SPLV”. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information derived from these public sources.

PowerShares is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset. Information provided to or filed with the SEC by PowerShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-138490 and 811-21977, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding PowerShares and the Reference Asset, please see the Reference Asset’s prospectus, dated March 1, 2013. You can obtain the price of the Reference Asset at any time from the Bloomberg Financial Markets page “SPLV UP <Equity> <GO>” or from the PowerShares website. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Investment Objective and Strategy

The Reference Asset seeks investment results that generally correspond (before fees and expenses) to the price and yield of the S&P 500® Low Volatility Index (the “Underlying Index”). The Reference Asset generally will invest at least 90% of its total assets in common stocks that comprise the Underlying Index. S&P Dow Jones Indices LLC ("S&P") compiles, maintains and calculates the Underlying Index. Strictly in accordance with its existing guidelines and mandated procedures, S&P selects 100 securities from the S&P 500® Index for inclusion in the Underlying Index that have the lowest realized volatility over the past 12 months as determined by S&P. Volatility is a statistical measurement of the magnitude of up and down asset price fluctuations (increases or decreases in a stock's price) over time. The Reference Asset generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

Industry Concentration Policy

The Reference Asset will concentrate its investments (i.e., invest 25% or more of the value of its total assets) in securities of issuers in any one industry or sector only to the extent that the Underlying Index reflects a concentration in that industry or sector. The Reference Asset will not otherwise concentrate its investments in securities of issuers in any one industry or sector.

Holdings Information

The following table summarizes the Reference Asset’s holdings by sector as of June 27, 2016.

Sector	Percentage of Total Holdings
Consumer Staples	21.84%
Utilities	21.67%
Financials	19.18%
Industrials	16.71%
Health Care	9.75%
Consumer Discretionary	4.63%
Information Technology	2.88%
Telecommunication Services	2.43%
Materials	0.92%

The S&P 500® Low Volatility Index

We have derived all information relating to the Underlying Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the Underlying Index at any time.

S&P Publishes the S&P 500 Low Volatility Index

The Underlying Index has been calculated since April 20, 2011 and measures the performance of the 100 least volatile stocks in the S&P 500® Index. Volatility is defined as the standard deviation of the stock’s daily price returns over the prior 252 trading days. Constituents are weighted relative to the inverse of their corresponding volatility, with the least volatile stocks receiving the highest weights. The Underlying Index is designed to serve as a benchmark for low volatility or low variance strategies in the U.S. stock market and S&P may from time to time, in its sole discretion, add companies to or delete companies from the Underlying Index to achieve these objectives.

Changes in the Underlying Index are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SP5LVI” and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.

FWP-13

Construction of the Reference Asset

The methodology employs a volatility driven weighting scheme, using the divisor methodology used in all of S&P’s equity indices. There are two steps in the creation of the Underlying Index. The first is the selection of the companies; the second is the weighting of the index constituents.

To be eligible for inclusion into the Underlying Index, stocks must first become constituents in the S&P 500® Index. Relevant criteria employed by S&P for inclusion in the S&P 500® Index include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

Additionally, to be eligible for the Underlying Index, constituents must have traded on all 252 trading days in the 12 months leading up to the rebalancing reference date.

The selection of constituents included in the Underlying Index is done as follows:

1.	Using available price return data for the trailing 252 trading days leading up to each index rebalancing reference date, the volatilities of the constituents within each eligible universe are calculated.

2.	Constituents are, then, ranked in ascending order based on the inverse of the realized volatility. The top 100 securities with the least volatility form the Underlying Index.

At each rebalancing, the weight for each index constituent is set inversely proportional to its volatility. Volatility is defined as the standard deviation of the security’s daily price returns over the prior 252 trading days. The Underlying Index is calculated by means of the divisor methodology used in all S&P’s equity indices. The index value is simply the index market value divided by the index divisor. In order to maintain basket series continuity, S&P also adjusts the divisor at the rebalancing.

Maintenance of the S&P 500 Low Volatility Index

Rebalancing

The Underlying Index is rebalanced after the close on the third Friday of each February, May, August and November using market data as of the last trading day of every January, April, July and October. The constituents’ shares are calculated using closing prices on the second Friday of the rebalancing month as the reference price. Index share amounts are calculated and assigned to each stock to arrive at the weights determined on the reference date. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each stock at the rebalancing will differ from these weights due to market movements.

Corporate Actions

Corporate Action	Adjustment Made to the Underlying Index	Divisor Adjustment?
Spin-off	Spin off companies are not added to the Underlying Index. See below for more information.	See below
Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Offering/Rights Ratio). Index shares change so that the company’s weight remains the same as its weight before the rights offering.	No
Stock Split	Index shares are multiplied by and the price is divided by the split factor.	No
Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No
Special Dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the Underlying Index.	The stock is dropped from the Underlying Index. This will cause the weights of the rest of the stocks in the Underlying Index to change proportionately. Additions are made to the Underlying Index only at the time of the quarterly rebalancing.	Yes

Spin-offs

Spin offs are never added to the Underlying Index and there is no weight change to the parent stock. The Price of the Parent Company is adjusted to the Price of the Parent Company minus (the Price of the Spun-off Company/Share Exchange Ratio). Index shares change so that the company’s weight remains the same as its weight before the spin off. There is no index divisor change.

When the price of the spin-off is not known, the spun-off company is added to the Underlying Index at a zero price. Once the spun-off company trades, the company is dropped from the Underlying Index and the index divisor is adjusted to allow the weight of the spun-off entity to be reinvested into the Underlying Index.

FWP-14

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from May 6, 2011 to June 27, 2016, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Reference Asset should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High (Intraday)	Quarterly Low (Intraday)	Quarterly Close
5/6/2011*	6/30/2011*	$25.58	$24.34	$25.03
7/1/2011	9/30/2011	$36.56	$21.90	$23.70
10/3/2011	12/30/2011	$26.08	$22.78	$25.93
1/2/2012	3/30/2012	$26.83	$25.57	$26.80
4/2/2012	6/29/2012	$27.58	$26.10	$27.58
7/2/2012	9/28/2012	$28.42	$27.23	$28.17
10/1/2012	12/31/2012	$28.66	$26.72	$27.68
1/2/2013	3/30/2013	$31.08	$28.03	$31.08
4/1/2013	6/28/2013	$32.73	$30.07	$31.12
7/1/2013	9/30/2013	$32.66	$30.51	$31.20
10/1/2013	12/31/2013	$33.21	$30.80	$33.16
1/1/2014	3/31/2014	$34.03	$31.49	$34.03
4/1/2014	6/30/2014	$35.66	$33.48	$35.59
7/1/2014	9/30/2014	$35.73	$33.79	$34.97
12/1/2014	12/31/2014	$38.76	$33.71	$37.96
1/1/2015	3/31/2015	$38.90	$37.03	$37.93
4/1/2015	6/30/2015	$38.37	$36.56	$36.64
7/1/2015	9/30/2015	$38.68	$34.31	$35.96
10/1/2015	12/31/2015	$39.20	$35.91	$38.57
1/1/2016	3/31/2016	$40.40	$36.18	$40.33
4/1/2016	6/27/2016**	$41.70	$39.62	$40.93

* The Reference Asset was launched on May 6, 2011. Accordingly, the “Quarterly High” and “Quarterly Low” data indicated do not reflect complete data for the second calendar quarter of 2011, and there is limited performance history for the Reference Asset.
** This free writing prospectus includes, for the second calendar quarter of 2016, data for the period from April1, 2016 through June 27, 2016. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2016.

FWP-15

events of default and acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in “Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities—Senior Debt Securities—Events of Default” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-59 in the prospectus supplement.

U.S. Federal Income Tax Considerations

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.  This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes.  We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes.  Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount (“OID”) in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes,” in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 2.52% per annum (compounded annually). Further, based upon the method described in the section, “U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes” and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,190.65 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

FWP-16

Year	OID
2016	$10.70
2017	$25.47
2018	$26.11
2019	$26.77
2020	$27.44
2021	$28.14
2022	$28.84
2023	$17.18

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the Notes and market conditions on the date the Notes are issued.  U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to:  Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018.  A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes.  However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note.  We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.  You should carefully consider the discussion of all potential tax consequences as set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

We will not attempt to ascertain whether the Reference Asset or any of the entities whose stock is owned by the Reference Asset would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset or the entities whose stock is owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset is or becomes a PFIC or a USRPHC.

Recently finalized Treasury Regulations provide that withholding on “dividend equivalent” payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

FWP-17

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$       Averaging Notes

July 1, 2016

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-5
Payment at Maturity	FWP-5
Investor Suitability	FWP-6
Risk Factors	FWP-7
Illustrative Examples	FWP-10
The PowerShares® S&P 500® Low Volatility
Portfolio ETF (“SPLV”)	FWP-13
Events of Default and Acceleration	FWP-16
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-16
U.S. Federal Income Tax Considerations	FWP-16

ETF Underlying Supplement
Risk Factors	S-1
Reference Sponsors and Index Funds	S-7
The Energy Select Sector SPDR® Fund	S-8
The Financial Select Sector SPDR® Fund	S-10
The Health Care Select Sector SPDR® Fund	S-12
The iShares® China Large-Cap ETF	S-14
The iShares® Latin America 40 ETF	S-17
The iShares® MSCI Brazil Capped ETF	S-19
The iShares® MSCI EAFE ETF	S-21
The iShares® MSCI Emerging Markets ETF	S-23
The iShares® MSCI Mexico Capped ETF	S-25
The iShares® Transportation Average ETF	S-27
The iShares® U.S. Real Estate ETF	S-28
The Market Vectors® Gold Miners ETF	S-29
The Powershares QQQ TrustSM, Series 1	S-31
The SPDR® Dow Jones Industrial AverageSM ETF Trust	S-34
The SPDR® S&P 500® ETF Trust	S-36
The Vanguard® FTSE Emerging Markets ETF	S-39
The WisdomTree® Japan Hedged Equity Fund	S-42
Additional Terms of the Notes	S-44

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-59

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58